Exhibit 10.17B
October 26, 2018

Mr. Bryant Lowery
[Address Omitted]

Dear Bryant,

I am very pleased to confirm our offer of employment with JBT Corporation, as Executive Vice- President, Chief Procurement Officer, reporting to me, with an expected start date of November 26th (the Effective Date). The elements of your compensation are itemized below, with more detailed descriptions following the summary:

Annual Salary	$390,000
Target Cash Bonus	50%
Target Total Cash	$585,000
Annual Long Term Incentive (equity)	$250,000*
Target Total Compensation	$835,000
Sign on Cash I (gross)	$200,000, payable in March 2019
Sign on Cash II (gross)	$140,000, payable in March 2019
Sign on Equity	$170,000
Change in Control Agreement and Executive Severance Plan	Attached
Group Insurance - medical, dental, life, disability, vision	Attached
401(k)	3% non-elective contribution plus up to 3% match
Deferred Compensation	Attached
Vacation	Four weeks
Financial/Tax Planning	Up to $20,000 annually
Parking	Included
Start Date	November 26th

Your annual base salary will be $390,000, paid on a monthly basis. You will be eligible for a pro rata increase on JBT’s April 2019 merit increase date.

You will be eligible to participate in the JBT Management Incentive Plan (MIP). Your target payout will be 50% of your base salary. This cash incentive bonus is based on both business performance incentives (BPI) and Personal Performance Indicators (PPI). The BPI measures the Company’s actual financial performance on performance objectives established annually by the Compensation Committee of the Board and is weighted (75%). Payouts can range from 0.0 to 2.5 times target. The PPI measures your individual performance to objectives and is weighted (25%). Payouts can range from 0.0 to 2.0 times target. Payments paid under the MIP are paid no later than March 15th of the calendar year following the calendar year for which the bonus is earned. Your 2018 annual cash incentive will be $200,000 in order to offset expected cash forfeitures from your prior employer. This will be payable in March 2019. You would be required to pay this back to us should you voluntarily leave the company within one year of joining.

You will also be eligible to participate in the John Bean Technologies Corporation Long Term Incentive Plan (LTIP) which provides for periodic equity awards at the discretion of the Board of Directors. Equity awards are determined annually by the Compensation Committee of the Board of Directors. Your annual award in 2019 will have an *expected grant date value of $250,000. In 2018 these awards were 40% time based and 60% performance based Restricted Stock Units (RSU’s). The time based portion has a three plus year vesting period. The performance based portion has a three year performance period. Both time based and performance shares vest on the first trading day in April following completion of the performance period. Performance payouts can range from 0 to 200%. Financial performance objectives for the LTIP are also established annually by the Compensation Committee.

In order to offset expected stock forfeitures from your prior employer, JBT will also provide you a cash award in the gross amount of $140,000, payable in March 2019. You would be required to pay this back to us should you voluntarily leave the company within one year of joining.

In addition, I am also pleased to offer you a one-time RSU grant of $170,000 based upon the closing price of JBT common stock on the Effective Date. This RSU grant is time based and will vest on the third anniversary of the effective date or the first trading day thereafter. The award that will be granted pursuant to this letter is forfeited if you are not an employee at the time of vesting other than as a result of death or disability, at which point all outstanding and unvested RSU’s will vest in full.

As an executive officer you will be eligible to enter into the JBT Corporation’s Executive Severance Agreement (the “Change in Control Agreement”) that extends benefits in the event JBT undergoes a qualified change in control action. The form of the Change of Control Agreement you will execute upon starting with JBT is attached as Exhibit A.

You will also be eligible to participate in the Executive Severance Pay Plan (the “Severance Plan”) which includes 15 months’ base salary, target bonus and compensation for costs associated with continuation of medical and dental benefits under COBRA, vacation pay, outplacement assistance, and other benefits in connection with an involuntary termination. The terms are set forth in the attached Exhibit B.

You are also eligible to participate in JBT Corporation’s comprehensive benefits package that includes medical, dental, life, disability and vision. See Exhibit C. JBT also offers a 401(k) plan, including a 3% company non-elective contribution and up to an additional 3% company match and a deferred compensation plan (Exhibit D). You will be eligible for four weeks of vacation annually upon joining JBT.

For executive officers JBT provides up to $20,000 annually to be used for financial planning and/or tax assistance. In addition, parking is available if you choose to drive to work.

You will be eligible for relocation benefits when you move to the Chicago area. Relocation includes the cost to move your household goods and a miscellaneous expense allowance.

This offer of employment is contingent upon successfully passing a background check and drug screening test, your ability to provide proof of your right to work in the United States, and receipt of a signed JBT Corporation Confidential Information, Non-Competition and Inventions Agreement (Exhibit E). Nothing in this letter limits or alters the employment at-will relationship. This letter reflects the current version of various JBT plans and policies but as you know these may be modified or amended based upon future business needs.

JBT Corporation offers a challenging environment with many opportunities for growth and development. I believe that this opportunity will enable you to meet your career goals, as well as significantly contribute to JBT’s strategy and objectives. If you have any questions concerning this offer, please call me at [number omitted] or Jason Clayton at [number omitted].

Bryant, I look forward to having you join the JBT team.

[Signatures Omitted]